SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

COMMISSION FILE NUMBER 001-01136

        A. Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

430 E. 29th Street, 14FL
New York, N.Y. 10016
(212) 546-4000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
Date: June 16, 2021	By:	/s/ Sandra Ramos-Alves
Sandra Ramos-Alves Acting Chairperson, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

Page No.
Report of Independent Registered Public Accounting Firm	2
FINANCIAL STATEMENTS:
Statements of Net Assets Available For Benefits – As of December 31, 2020 and 2019	3
Statement of Changes in Net Assets Available For Benefits – For the Year Ended December 31, 2020	4
Notes to Financial Statements	5 to 12
SUPPLEMENTAL SCHEDULE:
Form 5500, Schedule H, Part IV, Line (4i) – Schedule of Assets (Held at End of Year) as of December 31, 2020	S-1
EXHIBIT 23a – Consent of Independent Registered Public Accounting Firm	E-1
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants of the Bristol-Myers Squibb Company Savings and Investment Program
and the Bristol-Myers Squibb Company Savings Plan Committee:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Bristol-Myers Squibb Company Savings and Investment Program (the “Program”) as of December 31, 2020 and 2019, the related statement of changes in net assets available for benefits for the year ended December 31, 2020, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Program as of December 31, 2020 and 2019, and the changes in net assets available for benefits for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Program’s management. Our responsibility is to express an opinion on the Program’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Program in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying schedule of assets (held at end of year) as of December 31, 2020 has been subjected to audit procedures performed in conjunction with the audit of the Program’s financial statements. The supplemental information is the responsibility of the Program’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in the accompanying schedule, in all material respects, in relation to the Program’s financial statements as a whole.

/s/ Withum Smith + Brown, PC

June 16, 2021
Princeton, New Jersey

We have served as the auditor of the Program since 2010.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2020 AND 2019

(Dollars in Thousands)	2020	2019
Assets:
Participant directed investments:
Program's interest in the Savings Plan Master Trust, at fair value (Note 4)	$7,764,323	$6,208,089
Program's interest in the Savings Plan Master Trust, at contract value (Note 5)	503,847	454,356
Program's interest in the Savings Plan Master Trust	8,268,170	6,662,445

Receivables:
Employer contributions	94,145	83,390
Participant contributions	10,399	3,984
Dividends receivable	4,719	—
Notes receivable from participants	21,262	21,092
Total receivables	130,525	108,466

Net Assets Available for Benefits	$8,398,695	$6,770,911

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2020

(Dollars in Thousands)
Additions:
Program’s share of net investment income in the Savings Plan Master Trust	$1,302,820
Contributions:
Employer contributions	190,409
Participant contributions	199,801
Rollover contributions	49,900
Interest on notes receivable from participants	1,129
Revenue credit account	1,435
Total additions	1,745,494

Deductions:
Distributions and withdrawals	(529,659)
Administrative expenses	(2,060)
Total deductions	(531,719)

Increase in net assets before transfers	1,213,775

Net transfers into Program (Note 6)	414,009

Increase in net assets	1,627,784

Net Assets Available for Benefits:
Beginning of Year	6,770,911
End of Year	$8,398,695

The accompanying notes are an integral part of this financial statement.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
NOTE 1 - PROGRAM DESCRIPTION AND RELATED INFORMATION

Description of the Program – The Bristol-Myers Squibb Company Savings and Investment Program (the Program) is a defined contribution retirement plan that includes a cash or deferred arrangement as defined by Section 401(k) of the Internal Revenue Code of 1986, as amended (the Code), and is sponsored by Bristol-Myers Squibb Company (the Company or BMS). The Program is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA), and is intended to be a qualified plan under section 401(a) of the Code.

The description of the Program in the following notes provides only general information and does not modify any provision of the Program. Participants should refer to the Program’s governing documents for more complete disclosure of the Program’s provisions.

Program Administration – The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Program and named fiduciary with respect to Program assets. Fidelity Workplace Investing, LLC provides recordkeeping services with respect to the Program. The assets of the Program are maintained in the Bristol-Myers Squibb Savings Plans Master Trust (the Savings Plan Master Trust or Master Trust), of which Fidelity Management Trust Company (Fidelity Trust) serves as directed trustee.

Certain assets of the Program are invested in the Savings Plan Master Trust, and the Master Trust also holds assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program. The Program's Trustee and Recordkeeper maintains a separate account for the associated Program assets and liabilities held within the Master Trust and each individual plan holds a divided interest in the total assets of the Master Trust. Investments and net investment income/(loss) from investments are allocated to participating programs based on each program's participation in investment options within the Master Trust.

Employee Eligibility – In general, any United States employee who is scheduled to work 1,000 hours and is not covered by a collective bargaining agreement is eligible to participate in the Program and may participate following their date of hire.

Participant Contributions – Participants can elect to contribute up to 25% of his or her eligible compensation on a pre-tax and/or after-tax basis, in all events, subject to Internal Revenue Service (IRS) annual limits and non-discrimination test results. The definition of eligible compensation applies for the purposes of determining employee contributions and all Company contributions made on behalf of each eligible participant and includes base salary or wages, annual bonuses and sales bonuses, overtime and shift differentials, and merit payments. If an eligible employee does not enroll, automatic contributions begin starting with the first available payroll period after the date that is 45 days after the employee’s date of hire. These automatic contributions are employee pre-tax contributions and are matched on the same terms as elected employee pre-tax contributions. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation, excluding any bonus pay. The participant may change the contribution rate, including ceasing all elective contributions, and may elect after-tax or a combination of pre-tax and after-tax elective contributions at any time. In the absence of an affirmative investment direction from the participant, 100% of the automatic contribution will be invested in the qualified default investment alternative, which is currently the T. Rowe Price Target Date Retirement Fund for the year closest to the year in which the participant would attain age 65. The Program also has an annual increase feature that allows participants to schedule an automatic increase in their pre-tax and/or after-tax contributions to the Program of 1% to 3% annually, subject in all events to the Program’s maximum deferral rate of 25%.

The Program also allows for catch-up contributions for participants who are 50 years of age or older. Catch-up contributions are intended to give eligible participants the opportunity to make additional pre-tax contributions over the applicable IRS and Program limits. Catch-up contributions can be from 1% to 25% of the participant’s annual benefit salary or wages, but was limited to $6,500 in 2020. There is no Company match on catch-up contributions.

Beginning in January 2021, participants will have the option to make Roth 401(k) contributions to the Program. Roth 401(k) contributions are made after taxes have been deducted from participants’ pay, and earnings on Roth 401(k) contributions grow tax-free. Further, participants may take advantage of a Roth in-plan conversion, allowing participants to diversify retirement assets between Roth and non-Roth accounts in accordance with applicable Roth requirements. Participants can contribute up to 75% of their eligible pay as pretax, Roth 401(k), traditional after-tax and/or catch-up contributions, up to the IRS limits. Of the participants' total contributions, only 25% can be traditional after-tax contributions.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
Employer Contributions – The Company makes a matching contribution equal to one dollar for each dollar of participant contributions not to exceed 6% of the participant’s eligible compensation. The Company may also make an additional annual contribution for each eligible employee regardless of whether the eligible employee contributes to the Program. The additional annual contribution is determined as a defined percentage of eligible compensation which ranges from 3% up to 6% based on points equal to the sum of age plus years of service, rounded up, as of December 31st of the calendar year for which the contribution is made. Subject to limited exceptions, to be an eligible employee, the employee must be actively employed, as defined in the Program's governing documents, on the last business day of the plan year for which the contribution is made in order to receive an additional annual contribution. The limited exceptions include otherwise eligible employees not actively at work on the last day of the year due to death, disability or retirement during the year or due to involuntary termination effective on or after September 30 of the year or are involuntarily terminated and qualify for “Rule of 70” benefits, which apply if the sum of the employee’s age and respective years of service is equal to or greater than 70.

Investment Decisions – The Program gives participants the opportunity to direct the manner in which contributions made to the Program in their name, including their contributions and Company contributions, are invested among a variety of investments. All contributions were invested in any one or more of the funds or the self-directed brokerage investment option, all of which comprise the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust” for further information regarding investments.

The Program provides for a 25% maximum investment percentage limit on modifications to contribution allocations and/or exchanges of balances into the Company Stock Fund. Any exchanges of existing fund balances into the Company Stock Fund are limited to 25% of a participants' total market value in the Program. There is no requirement for a participant to exchange funds out of the Company Stock Fund to reduce to the 25%. Also, if a participant changes his/her investment mix allocation election for future contributions and the direction impacts any investment mix that includes the Company Stock Fund, the participant is required to modify the allocations to adhere to the Company Stock Fund 25% maximum.

Participant Accounts – Each participant’s account under the Program is credited with the participant’s elected pre-tax and/or after-tax contributions, the Company’s contributions, and the participant’s respective share of Program earnings and allocated unused revenue credits and is charged with participant withdrawals and distributions, and the participant’s respective share of Program losses. The benefit to which a participant is entitled is the participant’s vested Program amount.

Notes Receivable from Participants – While employed, a participant may request a loan from the Program. The amount of the loan may not exceed the lesser of: (1) 50% of the participant’s vested account balance under the Program, determined as of the valuation date, or (2) $50,000 less the highest outstanding loan balance during the previous 12 months. As permitted by IRS regulations and the terms of the Program, loans are secured by the balance in the participants' accounts and bear interest at fixed rates which are determined when the loans are issued and are based on a formula set by the Committee in the Program's governing documents. Repayments and interest are credited to the Program account of the participant. Such currently outstanding loans mature through 2030.

Withdrawals Prior to Retirement – While employed, a participant may withdraw all or part of the employee and vested employer contributions, subject to certain restrictions imposed pursuant to the Program and excise taxes imposed by the Code.

Vesting – Matching and additional annual contributions vest at the rate of 20% for each year of qualifying service. In addition, upon death or normal retirement, or a “change in control” as defined in the Bristol-Myers Squibb Company's Change in Control Separation Benefits Plan, a participant will become 100% vested in Company contributions regardless of his or her years of service. Employees who become eligible for benefits under the Company's long term disability benefit plan will continue to be credited with hours of service and vest ratably over a 5 year period. A participant is always 100% vested in their pre-tax, after-tax, rollover contributions from other plans and catch-up contributions, as well as any earnings thereon.

Beginning in January 2021, matching contributions will vest at the rate of 33% for each year of qualifying service and additional annual contributions will continue to vest at the rate of 20% for each year of qualifying service.

Forfeitures – If a participant’s employment terminates before he or she has become fully vested, the unvested portion of Company contributions credited to his or her account are forfeited (as of the earlier of: (1) when the participant receives a distribution or (2) the end of the period of five consecutive one-year breaks in service) and may be used to reduce future matching contributions or pay expenses of Program administration. During the year ended December 31, 2020, forfeitures were used to reduce Program expenses by $0.3 million and to reduce matching contributions by $0.1 million. The balance of unused forfeited funds available was $5.7 million and $0.5 million as of December 31, 2020 and 2019, respectively. Participants who return to work for the Company who were partially or fully vested prior to their termination will be reinstated and all prior service will be taken into account for vesting purposes and may immediately enroll in the Program.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Termination of Employment and Payment of Benefits – Upon the termination of employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive: (1) a lump sum payment, (2) installment payments for a period between two and fifteen years, and, in the event there are minimum required distributions, the installment payment period shall not exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity for employees hired prior to October 1, 1994. If the participant chooses to have the payments made in annual installments, then the participant may also choose to have payments continue to his or her beneficiary if the participant dies before receiving all of the installments. If the participant chooses to have the payment made in installments and does not elect to have payments continue to his or her beneficiary on an installment basis, in the event of the participant’s death, the beneficiary can choose to receive the unpaid balance in a single payment or over a period of two to five years. In each case the payment will be based on the vested value of the participant's account balance.

Method of Payment – Installment payments are made in cash. Lump-sum distributions may be made in cash, or, if elected by the employee, in a combination of cash and shares of Company stock for the portion of the account invested in the Company Stock Fund.

Net Transfers – A participant's account may be transferred to or from another qualified defined contribution plan sponsored by the Company if his or her employment status changes such that he or she becomes eligible to participate in a different plan. A participant's account could also be transferred to another company's qualified defined contribution plan if required by the terms of a Company transaction. Similarly, new accounts could be transferred in from another company's qualified defined contribution plan, if required under the terms of a business acquisition.

Payment of Benefits – Benefit payments are recorded upon distribution. There were no material amounts allocated to accounts of persons who have elected to withdraw from the Program but have not yet been paid as of December 31, 2020 and 2019.

Termination of the Program – Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions, to amend and to terminate the Program at any time at its sole discretion in accordance with the provisions of ERISA. If the Program is terminated, the interest of each participant in all unvested employer contributions will vest immediately.

Revenue Credit Account – Under the agreement between Fidelity Workplace Investing, LLC and the Company and effective through the 2020 Program year, Fidelity Workplace Investing, LLC makes deposits to this account in the amount of the revenue credit received from each investment manager and calculated for each quarter using the fund balances in the Program. Amounts in this account are used to offset Program administrative expenses, and any amounts unused for expenses may be allocated to participant accounts. During the year ended December 31, 2020, $1.6 million of unused amounts were allocated to participant accounts. Effective January 1, 2021, the Program will charge a recordkeeping fee of $32.00 per participant per year, deducted as $8.00 per quarter, to cover plan administrative expenses.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

Recently Adopted Accounting Standards – Amended guidance on the disclosure requirements for fair value measurements in Topic 820, Fair Value Measurement was adopted on January 1, 2020 and applied retrospectively to all periods presented. The new guidance changed the disclosure requirements for fair value measurements by removing, adding, and modifying certain disclosures. The adoption did not impact the Program's financial statements.

Notes Receivable from Participants – Notes receivable from participants are measured at their unpaid principal balance, plus any accrued interest. No allowance for credit losses has been recorded as of December 31, 2020 or 2019. Delinquent notes receivable are classified as distributions based upon the terms of the Program's governing documents.

Investment Valuation – The assets of the Program, as well as the assets of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan and the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program are maintained in the Savings Plan Master Trust, see “Note 4 - Savings Plan Master Trust.” For a discussion of the valuation policies for each investment class, see “Note 3 - Fair Value Measurement.”

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
Income Recognition – Interest, dividends, and gains/(losses) from participation in the Savings Plan Master Trust are allocated to the Program based upon participants’ account balances and activity. This investment activity is presented on a net basis in the Statement of Changes in Net Assets Available for Benefits as the Program’s share of net investment income in the Savings Plan Master Trust and is accounted for as follows:

•Interest is recorded as earned.
•Dividends are recorded on the ex-dividend date.
•Purchases and sales of securities are recorded on a trade-date basis.
•Realized gains and losses for security transactions are recorded using the average cost method.

Administrative Expenses – Unless otherwise noted here, all expenses incurred by the Program are the obligation of the Program and are payable from the Savings Plan Master Trust fund’s assets unless the Company, in its sole discretion, pays such expenses, in which event, the Company may request and the Savings Plan Master Trust may provide reimbursement to the Company. There were no reimbursements made to the Company in 2020. Fees charged to the Program for investment management services are deducted from income earned on a daily basis and are not separately reflected in the Program’s share of net investment income in the Savings Plan Master Trust. Consequently, these fees are not readily determinable.

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions to the net assets available for benefits during the reporting period. Actual results may or may not differ from estimated results.

Risks and Uncertainties – The Savings Plan Master Trust holds various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility (including risks and volatility resulting from the COVID-19 pandemic). The Savings Plan Master Trust is exposed to credit loss in the event of non-performance by the synthetic guaranteed investment contract (GIC) issuers. However, synthetic GIC issuer non-performance is not considered probable, and the risk to the Savings Plan Master Trust portfolio from credit loss is mitigated by the diversified nature of the underlying assets held. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in value of investment securities, it is reasonably possible that significant changes in the values of investment securities could occur in the near term and such changes could have a material adverse effect on the Program’s financial statements.

The Plan adopted certain provisions of the Coronavirus Aid, Relief, and Economic Security Act (the CARES Act) due to the global pandemic, which allows participants to take special withdrawals and defer loan repayments as permitted under the CARES Act.

Income Taxes and Tax Status – In the Program’s latest determination letter dated June 19, 2019, the IRS stated that the Program, as then designed, was in compliance with the applicable requirements of the Code. Since receiving the determination letter, the Program was amended and the Company believes, to the best of its knowledge that the Program is still in compliance with the Code. The Company also believes, to the best of its knowledge, that the Program (including merged plans) is currently designed and operated in material compliance with the applicable requirements of the Code and ERISA, and that the Program and the Savings Plan Master Trust continue to be exempt from federal income taxes pursuant to Section 501(a) of the Code. Accordingly, no provision for income taxes has been included in the Program’s financial statements. Contributions made by participants on a pre-tax basis, the Company’s matching and, where applicable, additional annual and transition contributions, and the earnings thereon are not included in participants’ gross income for purposes of federal income taxes until distributed from the Program.

U.S. GAAP requires Program management to evaluate tax positions taken by the Program and recognize a related tax liability (or asset) if the Program has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Program management has analyzed the tax positions taken by the Program, and has concluded that as of December 31, 2020 and 2019, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Program is subject to routine audits by taxing jurisdictions.

There have been no material tax related interest or penalties for the periods presented in the financial statements.

NOTE 3 - FAIR VALUE MEASUREMENT

The fair value of financial instruments are classified into one of the following categories. Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The fair values of the Savings Plan Master Trust investments held are classified into the following fair value hierarchy levels:

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS

Level 1:    Level 1 inputs utilize unadjusted quoted prices in active markets accessible at the measurement date for identical assets or liabilities. The fair value hierarchy provides the highest priority to Level 1 inputs.
Level 2:    Level 2 inputs utilize observable prices for similar instruments and quoted prices for identical or similar instruments in non-active markets. There were no Level 2 investments as of December 31, 2020 and 2019.
Level 3:    Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs. There were no Level 3 investments as of December 31, 2020 and 2019.

The Savings Plan Master Trust’s investment valuation policies for each investment class are as follows:

•Mutual funds held by the Program are open-end mutual funds which are actively traded and registered with the U.S. Securities and Exchange Commission. These funds are valued at quoted market prices which represent the net asset value (NAV) of shares held at year end.

•Money market funds are valued at cost plus interest earned, which approximates fair value.

•Brokerage self-directed investments primarily consist of mutual funds and common stocks that are valued at readily determinable quoted market prices.

•Common collective trust (CCT) fair values are determined by the respective trust managers using NAV as a practical expedient. The NAV is based on the value of the underlying assets owned by the CCT, minus its liabilities, and then divided by the number of shares outstanding. There were no significant unfunded commitments or restrictions on redemptions related to the CCTs as of December 31, 2020 and 2019. CCTs can be redeemed daily.

•The Company Stock Fund consists primarily of shares of common stock of Bristol-Myers Squibb Company. In addition, the Company Stock Fund also invests approximately 1% of its balance in money market instruments. Participant ownership is measured in units of the fund instead of shares of stock. The Savings Plan Master Trust directly owns the shares of common stock of Bristol-Myers Squibb Company. The common stock is valued based upon quoted prices at the last reported sales price at the end of the year. The money market instruments are valued at cost plus interest earned, which approximates fair value.

•Synthetic GICs held directly by the Savings Plan Master Trust in the Fixed Income Fund are fully benefit-responsive and valued at contract value which is the amount that participants would normally receive if they were to initiate permitted transactions under the terms of the Program.

The valuation methods as described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Program believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

NOTE 4 – SAVINGS PLAN MASTER TRUST

The Program’s investment assets are held in the Savings Plan Master Trust, a tax-exempt collective trust described in IRS Revenue Ruling 81-100. The Program’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. There were no transfers between Levels 1, 2 and 3 during 2020 or 2019.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
The major classes of investments of the Savings Plan Master Trust and the Program's interest in the Savings Plan Master Trust as of December 31, 2020 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Master Trust Total	Program's Interest in Master Trust
Mutual Funds	$2,845,796	$—	$—	$2,845,796	$2,762,467
Bristol-Myers Squibb Company Stock	635,534	—	—	635,534	597,009
Money Market Funds	699,434	—	—	699,434	691,763
Self-Directed Brokerage Accounts	293,873	—	—	293,873	289,257
Total	$4,474,637	$—	$—	4,474,637	4,340,496

Investments Measured at Net Asset Value(a):
Common Collective Trusts				3,541,553	3,423,827
Net Assets, at Fair Value				8,016,190	7,764,323
Net Assets, at Contract Value (Note 5)				511,389	503,847
Total Net Assets				$8,527,579	$8,268,170

The major classes of investments of the Savings Plan Master Trust and the Program's interest in the Savings Plan Master Trust as of December 31, 2019 were as follows:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Master Trust Total	Program's Interest in Master Trust
Mutual Funds	$2,164,649	$—	$—	$2,164,649	$2,099,277
Bristol-Myers Squibb Company Stock	703,512	—	—	703,512	661,160
Money Market Funds	223,716	—	—	223,716	217,255
Self-Directed Brokerage Accounts	194,374	—	—	194,374	191,262
Total	$3,286,251	$—	$—	3,286,251	3,168,954

Investments Measured at Net Asset Value(a):
Common Collective Trusts				3,147,045	3,039,135
Net Assets, at Fair Value				6,433,296	6,208,089
Net Assets, at Contract Value (Note 5)				461,633	454,356
Total Net Assets				$6,894,929	$6,662,445

(a)    In accordance with ASC Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefit.

Certain of the Program’s money market funds, mutual funds, self-directed brokerage accounts and CCTs include funds that are a party-in-interest to the Program, which are further described in "Note 8 - Exempt Party-In-Interest Transactions."

The total net investment income of the Savings Plan Master Trust for the year ended December 31, 2020 was as follows:

(Dollars in Thousands)
Net investment income:
Interest income	$19,177
Dividend income	163,927
Net appreciation in fair value of investments	1,152,353
Total net investment income	$1,335,457

Program's share of net investment income in the Savings Plan Master Trust	$1,302,820

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
NOTE 5 – FIXED INCOME FUND

The Program offers a Fixed Income Fund, within the Savings Plan Master Trust, as an investment available to participants. The Fixed Income Fund holds synthetic GICs with various issuers in several fully benefit-responsive investment contracts. The synthetic GICs are direct investments between the Savings Plan Master Trust and issuer and meet the fully benefit-responsive investment contract criteria and therefore are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Program. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals and administrative expenses. The Fixed Income Fund also holds two CCTs.

A synthetic GIC includes a wrapper contract, which is an agreement for the wrap issuer, such as a bank or insurance company, to make payments to the Program in certain circumstances. The wrapper contract typically includes certain conditions and limitations on the underlying assets owned by the Program. Synthetic investment contracts are designed to accrue interest based on crediting rates established by the contract issuers. The synthetic investment contracts held by the Program include wrapper contracts that provide a guarantee that the credit rate will not fall below zero percent. Cash flow volatility (for example, timing of benefit payments) as well as asset underperformance can be passed through to the Program through adjustments to future contract crediting rates. Formulas are provided in each contract that adjusts renewal crediting rates to recognize the difference between the fair value and the book value of the underlying assets. Crediting rates are reviewed monthly for resetting.

Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at any time at contract value, which represents the Fixed Income Fund’s NAV, as reported by the fund manager. Certain events may limit the ability to transact at contract value with the issuer, such as premature termination of the contracts, significant plant closings, significant layoffs, plan terminations, bankruptcy, mergers, or the Program’s loss of its qualified status. Program management believes that the occurrence of events that would cause participants to transact at less than contract value is not probable. The issuers may not terminate a contract at any amount less than contract value. There are currently no reserves against contract value for credit risk of the contract issuers or otherwise.

The synthetic GIC issuers are contractually obligated to pay the principal and specified interest rate that is guaranteed to the Program. All contracts pay interest on a net basis. At any point in time, the Fixed Income Fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depends on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund.

Fixed Income Fund investments in the Savings Plan Master Trust as of December 31, 2020 and 2019 were as follows:

(Dollars in Thousands)	2020	2019
Total Synthetic Guaranteed Investment Contracts, at Contract Value	$511,389	$461,633

Collective Trust Funds:
Wells Fargo Stable Return Fund, at Fair Value	19,580	19,678
Wells Fargo / BlackRock Short Term Investment Fund, at Fair Value	8,471	21,654
Total Fixed Income Fund Investments	$539,440	$502,965

NOTE 6 – ASSET TRANSFER

In 2019, BMS terminated the Bristol-Myers Squibb Company Retirement Income Plan (the "Plan"). As the Plan was over-funded at termination, the excess Plan assets of $414 million were transferred into the Program in February 2020 as a qualified replacement plan. The assets are retained in the Savings Plan Master Trust in a separate account and allocated to the Program specifically to fund future annual discretionary Company contributions to the Program.

NOTE 7 – RECONCILIATION TO FORM 5500

The Form 5500 requires the Savings Plan Master Trust to file a separate Form 5500 as a direct filing entity, which includes the total Savings Plan Master Trust administrative expenses per Schedule C Service Provider Information. As such, the Program does not report administrative expenses attributable to the Savings Plan Master Trust on the Program Form 5500 filing. The Form 5500 also requires participant loans to be recorded as investments, while U.S. GAAP requires participant loans to be recorded as notes receivable from participants.

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
NOTES TO FINANCIAL STATEMENTS
The following is a reconciliation of the Program’s share of net investment income in the Savings Plan Master Trust per the financial statements to the Form 5500 for the year ended December 31, 2020:

(Dollars in Thousands)
Program’s share of net investment income in the Savings Plan Master Trust per the financial statements	$1,302,820
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(2,060)
Net investment income from Master Trust investment accounts per the Form 5500	$1,300,760

The following is a reconciliation of the total additions per the financial statements to the Form 5500 for the year ended December 31, 2020:

(Dollars in Thousands)
Total additions per the financial statements	$1,745,494
Less: Administrative expenses related to the Savings Plan Master Trust per the financial statements	(2,060)
Total income per the Form 5500	$1,743,434

NOTE 8 – EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Program investments are shares in registered mutual funds or units in investment funds managed by affiliates of Fidelity Trust through the Savings Plan Master Trust. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Prohibited Transaction Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. As of December 31, 2020 and 2019, the fair value of the Program's portion of investments managed by affiliates of Fidelity Trust were $3.1 billion and $2.4 billion, respectively. This includes the Company Stock Fund, which is further detailed below.

As of December 31, 2020 and 2019, the Program's portion of shares held by the Savings Plan Master Trust were 9.6 million and 10.3 million shares, respectively, of Company common stock with a cost basis of $368.3 million and $382.9 million, respectively. During the year ended December 31, 2020, the Program recorded dividend income on the Company’s common stock of $22.9 million, of which $4.7 million was accrued at December 31, 2020. The transactions in Company common stock were exempt party-in-interest transactions pursuant to Section 408(e) of ERISA.

In addition, certain Program participants borrowed from the Program. As of December 31, 2020 and 2019, the outstanding loans of the Program participants were $21.3 million and $21.1 million, respectively, with interest rates ranging from 4.25% to 6.50% and varying maturity dates. Program participants are a party-in-interest to the Program and these loans were exempt party-in-interest transactions pursuant to Section 408(b)(1) of ERISA.

NOTE 9 - SUBSEQUENT EVENTS

Celgene Corporation as plan sponsor of the Celgene Corporation 401(k) Plan and the Company, as sponsor of the Program, approved the merger of the Celgene Corporation 401(k) Plan into the program. Net assets in the amount of $1.6 billion were transferred into the Program in January 2021.

The Program has evaluated subsequent events occurring after the date of the financial statements through June 16, 2021, which is the date the financial statements were available to be issued. Based upon that evaluation, the Program has determined that no other subsequent events have occurred which require adjustment to, or disclosure in, the financial statements.

FORM 5500, SCHEDULE H, PART IV, LINE (4i)	PLAN NUMBER: 002
EIN NUMBER: 22-0790350

BRISTOL-MYERS SQUIBB COMPANY
SAVINGS AND INVESTMENT PROGRAM
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2020
(IN THOUSANDS)

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost Value **	(e) Current Value

*	Bristol-Myers Squibb Company Savings Plan Master Trust	Program’s interest in the Bristol-Myers Squibb Company Savings Plan Master Trust	$—	$8,268,170

*	Program participants	Participant loans, with varying maturity dates ranging from 2021 to 2030, and interest rates ranging from 4.25% and 6.50%	—	21,262

		Total		$8,289,432
*    Denotes a party-in-interest to the Program.
**    Cost information is not required for participant directed investments.

See report of independent registered public accounting firm.
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